 NASPERS LIMITED ANNOUNCES PRELIMINARY RESULTS FOR THE YEAR
ENDED 31 MARCH 2003
10 December 2002
South Africa, 24 June 2003 - Naspers Limited (JSE : NPN, NASDAQ : NPSN), today announced its preliminary results for the financial year ended 31 March 2003.

The Naspers group delivered a solid financial performance for the year, with revenues increasing 14%, and operating profit of R527 million, (2002: R73 million), with an improvement in headline profitability. The group generated free cash flow of just above R700 million from operating activities.

 Naspers chairman, Ton Vosloo, said that two important transactions were concluded during the year. The group's interest in OpenTV was sold to Liberty Media. Secondly, Naspers group was reorganised, in terms of which the minority interests in MIH Holdings Limited and MIH Limited were swopped for shares in Naspers itself. The benefits from the reorganisation include greater liquidity, a simple, clear structure and better utilisation of cash pools around the group.

Pay television is now mature in South Africa and revenues increased by only 13%. However, a focus on cost management and the migration of subscribers from analogue to the digital services, saw operating profits before amortisation from the pay television operations grow to R443 million.

The competitive environment in Greece led to inflated content costs and faster erosion of the analogue subscriber base, which has resulted in increased reported losses.

Irdeto Access, the conditional access business, faced harsh market conditions, which has resulted in a decline in both revenues and operating profits.

Over the past year, the internet was the fastest growing sector with revenues up by 63%. Operating losses before amortisation were almost halved to R244 million.

The print media revenues grew by 14% and operating profits by 8%. The newspaper, printing and distribution divisions contained costs well and performed satisfactorily in a mature and competitive market.

The book publishing business had a poor year with revenues growing a meagre 3%. This, in addition to the liquidation of CNA and provisioning for major stock write-downs, resulted in an operating loss before amortisation of R20 million. This business is being reorganised.

Educor had a satisfactory year, with modest revenue growth, but operating profits growing well. Student enrolments for the current academic year were up on the previous year on most campuses.

"Conditions in some markets in which Naspers operates, remain tough", commented Koos Bekker, Naspers CEO, "The geopolitical scene is difficult to call. Our group will continue focusing on improving operating margins in mature businesses, and driving new ventures to profitability."
For further information:

Steve Pacak
Tel: +27 21 406 3585

Koos Bekker
Tel: +27 21 406 3676

The complete results are available on the Naspers website at http://www.naspers.com
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IMPORTANT INFORMATION

This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). We are not under any obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.

Investors will be able to obtain any documents filed with the SEC from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Telephone: (202) 942- 8090, Fax: (202) 628-9001. E-mail: publicinfo@sec.gov. Documents filed with or furnished to the SEC by Naspers (other than certain exhibits) are also available free of charge from The Company Secretary, Naspers Limited, 40 Heerengracht, Cape Town, 8001, South Africa, Telephone No: +27 21 406 2121.